                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 11)(1)

                                NOVT CORPORATION
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    67010C209
                                    ---------
                                 (CUSIP Number)

                             Warren G. Lichtenstein
                             Steel Partners II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022
                                 (212) 520-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 2006
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 2 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  905,287
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              905,287
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    905,287
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 3 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  905,287
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              905,287
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    905,287
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 4 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  905,287
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              905,287
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    905,287
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 5 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JACK HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  663
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              663
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    663
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 6 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    J.L. HOWARD, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  663
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              663
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    663
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 7 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JAMES HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 8 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN QUICKE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 9 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOSHUA SCHECHTER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 10 of 25 Pages
----------------------                                    ----------------------

          The following constitutes Amendment No. 11 ("Amendment No. 11") to the
Schedule 13D filed by the undersigned. This Amendment No. 11 amends the Schedule
13D as specifically set forth.

          Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The  aggregate  purchase  price of the 905,287  Shares  owned by Steel
Partners II is $9,169,146.50,  including brokerage commissions. The Shares owned by Steel Partners II were acquired with partnership funds.

          Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named  herein is based upon  4,083,721  Shares  outstanding  as  reported in the
Issuer's  Quarterly  Report on Form 10-QSB for the quarter ended March 31, 2006, as filed with the Securities and Exchange Commission on May 11, 2006.

          As of the  close of  business  on June 22,  2006,  Steel  Partners  II beneficially  owned  905,287  Shares,  constituting  approximately  22.2% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 905,287 Shares owned by Steel Partners II, constituting  approximately  22.2%  of  the  Shares  outstanding.  As  the  sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially  own the 905,287  Shares owned by Steel  Partners II,  constituting approximately 22.2% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 905,287 Shares owned by Steel Partners
II by virtue of his authority to vote and dispose of such Shares.

          As of the  close of  business  on June 22,  2006,  J.L.  Howard,  Inc.
beneficially  owned  663  Shares,  constituting  less  than  1%  of  the  Shares outstanding.  As the sole officer of J.L. Howard, Inc., Mr. Howard may be deemed to  beneficially  own the 663 Shares owned by J.L.  Howard,  Inc. Mr. Howard has sole voting and  dispositive  power with respect to the 663 Shares owned by J.L.
Howard, Inc. by virtue of his authority to vote and dispose of such Shares.

          Currently,  Messrs.  Henderson,  Quicke and  Schechter  do not own any
securities of the Issuer.

     Item 5(c) is hereby amended to add the following:

          For  transactions  by the  Reporting  Persons in the Shares during the last sixty days, see Item 6.

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 11 of 25 Pages
----------------------                                    ----------------------

     Item 6 is hereby amended to add the following:

          On June 19, 2006,  Steel  Partners II purchased an aggregate of 25,032
Shares in open market  transactions  from Charles Larsen and Thomas Weldon,  two former directors of the Issuer,  and Cheryl Weldon, the spouse of Mr. Weldon, as follows:

SELLER                        SHARES PURCHASED                  PRICE PER SHARE

--------------------------------------------------------------------------------
Charles Larsen                      6,718                          $2.25

--------------------------------------------------------------------------------
Thomas Weldon                       6,787                          $2.25

--------------------------------------------------------------------------------
Cheryl Weldon                      11,527                          $2.25

--------------------------------------------------------------------------------

          On June 19,  2006,  pursuant  to Stock  Purchase  Agreements  attached hereto as Exhibits 11 and 12, Steel Partners II purchased an aggregate of 80,918
Shares from Messrs. Larsen and Weldon, as follows:

SELLER                        SHARES PURCHASED                  PRICE PER SHARE

--------------------------------------------------------------------------------
Charles Larsen                      71,072                          $2.25

--------------------------------------------------------------------------------
Thomas Weldon                        9,846                          $2.25

--------------------------------------------------------------------------------

          The  acquisitions  described  above  were  exempt  from  the  Issuer's
Shareholder Rights Agreement.

     Item 7 is hereby amended to add the following exhibits:

          11.  Stock  Purchase  Agreement by and between Steel Partners II, L.P.
               and Charles Larsen, dated June 19, 2006.

          12.  Stock  Purchase  Agreement by and between Steel Partners II, L.P.
               and Thomas Weldon, dated June 19, 2006.

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 12 of 25 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 23, 2006       STEEL PARTNERS II, L.P.

                             By: Steel Partners, L.L.C.
                                 General Partner

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney in Fact for Warren G. Lichtenstein,
                                 Managing Member

                             STEEL PARTNERS, L.L.C.

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney in Fact for Warren G. Lichtenstein,
                                 Managing Member

                              /s/ Lauren Isenman
                             ---------------------------------------------------
                             LAUREN ISENMAN
                             as Attorney in Fact for Warren G. Lichtenstein,
                             Individually

                              /s/ Jack Howard
                             ---------------------------------------------------
                             JACK HOWARD

                             J.L. HOWARD, INC.

                             By:  /s/ Jack Howard
                                 -----------------------------------------------
                                 Jack Howard
                                 President and Chief Financial Officer

                              /s/ James Henderson
                             ---------------------------------------------------
                                 JAMES HENDERSON

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 13 of 25 Pages
----------------------                                    ----------------------

                              /s/ John Quicke
                             ---------------------------------------------------
                                 JOHN QUICKE

                              /s/ Joshua Schechter
                             ---------------------------------------------------
                                 JOSHUA SCHECHTER

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 14 of 25 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

Exhibit                                                                   Page

1.   Joint Filing Agreement by and among Steel Partners II, L.P.,          --
     Steel Partners,  L.L.C.  and Warren G.  Lichtenstein,  dated
     September 26, 2003 (previously filed).

2.   Confidentiality  and  Standstill  Agreement  by and  between          --
     Novoste  Corporation  and Steel  Partners  II,  L.P.,  dated
     November 10, 2004 (previously filed).

3.   Letter from Steel Partners II, L.P. to Novoste  Corporation,          --
     dated April 4, 2005 (previously filed).

4.   Letter from Steel Partners II, L.P. to Novoste  Corporation,          --
     dated September 7, 2005 (previously filed).

5.   Letter from Steel Partners II, L.P. to Novoste  Corporation,          --
     dated November 21, 2005 (previously filed).

6.   Joint Filing and  Solicitation  Agreement by and among Steel          --
     Partners  II,  L.P.,  Steel  Partners,   L.L.C.,  Warren  G.
     Lichtenstein,   Jack  Howard,   J.L.  Howard,   Inc.,  James
     Henderson, John Quicke, Joshua Schechter,  Harvey Bazaar and
     Leonard Toboroff, dated January 6, 2006 (previously filed).

7.   Request for Special  Meeting to Novoste  Corporation,  dated          --
     January 6, 2006 (previously filed).

8.   Powers of Attorney (previously filed).                                --

9.   Settlement  Agreement by and among NOVT  Corporation,  Steel          --
     Partners  II,  L.P.,  J.L.  Howard,  Inc.,  Steel  Partners,
     L.L.C., Warren G. Lichtenstein, Jack L. Howard, John Quicke,
     James Henderson, Joshua Schechter, Harvey J. Bazaar, Leonard
     Toboroff and "The Novoste Full Value Committee", dated March
     16, 2006 (previously filed).

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 15 of 25 Pages
----------------------                                    ----------------------

10.  Press Release dated March 17, 2006 (previously filed).                --

11.  Stock  Purchase  Agreement by and between Steel Partners II,         16-20
     L.P. and Charles Larsen, dated June 19, 2006.

12.  Stock  Purchase  Agreement by and between Steel Partners II,         21-25
     L.P. and Thomas Weldon, dated June 19, 2006.

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 16 of 25 Pages
----------------------                                    ----------------------

                            STOCK PURCHASE AGREEMENT

     STOCK  PURCHASE  AGREEMENT,  made and entered into as of June 19, 2006 (the
"Agreement"),  by and  between  Steel  Partners  II,  L.P.,  a Delaware  limited partnership (the "Purchaser"), and Charles Larsen (the "Seller").

                                   WITNESSETH:

     WHEREAS,  the Seller  desires to sell to the  Purchaser,  and the Purchaser desires to purchase,  all upon the terms and subject to the conditions set forth in this Agreement,  71,072 shares of Common Stock, par value $.01 per share (the
"Shares"), of NOVT Corporation (the "Company").

     NOW,  THEREFORE,  in  consideration  of the  premises  and  of  the  mutual covenants and  agreements of the parties  herein  contained,  the parties hereby agree as follows:

          1.   SALE OF STOCK.

               1.1 The Seller hereby sells, and the Purchaser hereby  purchases,
the  Shares.   The  Seller  hereby  agrees  to  execute  and  deliver  any  such certificates, instruments or documents, and to do and perform such other further acts as shall be deemed necessary, in order to effect the transfer of the Shares pursuant to this Agreement.

               1.2 The aggregate  purchase  price for the Shares is  $159,912.00
(the "Purchase  Price"),  payable by certified  check or by wire transfer to the
Seller's  bank  account  concurrently  with the  execution  and delivery of this
Agreement.

          2.   REPRESENTATIONS   AND  WARRANTIES  OF  THE  SELLER.   The  Seller
represents and warrants to the Purchaser as follows:

               2.1  OWNERSHIP  OF SHARES.  The  Shares  are solely  owned by the
Seller,  validly issued, fully paid and non-assessable and are free and clear of any items and all liens,  encumbrances,  claims,  charges  and  assessments  and
subject  to  no  options,   agreements,   or   restrictions   with   respect  to
transferability.

               2.2  AUTHORIZATION.  The Seller has all  requisite  power,  legal capacity and  authority to enter into this  Agreement  and to assume and perform its  obligations  hereunder.  This Agreement when duly executed and delivered by the Seller will constitute a legal,  valid and binding obligation of the Seller,
enforceable   against  it  in   accordance   with  its  terms,   except  as  the
enforceability  thereof  may be limited by  applicable  bankruptcy,  insolvency, reorganization,  moratorium or other similar laws  affecting  creditors'  rights generally or by the principles governing the availability of equitable remedies.

               2.3  APPROVALS  AND  CONSENTS.  No action,  approval,  consent or authorization,  including, but not limited to, any action, approval,  consent or authorization  by any  governmental or  quasi-governmental  agency,  commission, board,  bureau, or  instrumentality is necessary or required as to the Seller in order  to  constitute  this  Agreement  as  a  valid,  binding  and  enforceable obligation of the Seller in accordance with its terms.

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 17 of 25 Pages
----------------------                                    ----------------------

          3.   REPRESENTATIONS  AND WARRANTIES OF THE  PURCHASER.  The Purchaser
represents and warrants to the Seller as follows:

               3.1  AUTHORIZATION.  The Purchaser has all requisite power, legal capacity and  authority to enter into this  Agreement  and to assume and perform his  obligations  hereunder.  This Agreement when duly executed and delivered by the  Purchaser  will  constitute a legal,  valid and binding  obligation  of the
Purchaser,  enforceable  against him in accordance with its terms, except as the enforceability  thereof  may be limited by  applicable  bankruptcy,  insolvency, reorganization,  moratorium or other similar laws  affecting  creditors'  rights generally or by the principles governing the availability of equitable remedies.

               3.2  APPROVALS  AND  CONSENTS.  No action,  approval,  consent or authorization,  including, but not limited to, any action, approval,  consent or authorization  by any  governmental or  quasi-governmental  agency,  commission, board,  bureau, or  instrumentality is necessary or required as to the Purchaser in order to  constitute  this  Agreement  as a valid,  binding  and  enforceable obligation of the Purchaser in accordance with its terms.

               3.3 INVESTMENT. The Purchaser is acquiring the Shares for his own account as principal,  not as a nominee or agent, for investment  purposes only, and not  with a view  to,  or for,  resale,  distribution  or  fractionalization thereof  in whole  or in part and no other  person  or  entity  has a direct  or indirect  beneficial  interest in the Shares.  The  Purchaser  does not have any contract,  undertaking,  agreement or  arrangement  with any person or entity to sell, transfer or grant  participations to such person or entity or to any third person or entity with respect to any of the Shares.

               3.4 EXEMPTION FROM REGISTRATION.  The Purchaser acknowledges that the  offering and sale of the Shares (the  "Offering")  is intended to be exempt from registration  under the Securities Act of 1933, as amended (the "Securities
Act"), by virtue of Section 4(1) of the Securities Act. In furtherance  thereof, the Purchaser acknowledges that:

               (i) The  Purchaser  realizes that the basis for the exemption may
          not  be  present  if,   notwithstanding  any  representations   and/or
          warranties to the contrary herein contained, the Purchaser has in mind merely acquiring the Shares for a fixed or determinable  period in the future, or for a market rise, or for sale if the market does not rise;

               (ii) The Purchaser has the financial ability to bear the economic risk of his  investment,  has  adequate  means for  providing  for his current needs and personal contingencies and has no need for liquidity with respect to his investment in the Company; and

               (iii)  The  Purchaser  has  such   knowledge  and  experience  in
          financial,  and business  matters as to be capable of  evaluating  the merits and risks of an investment in the Shares.

               3.5  TRANSFER  RESTRICTIONS.  The  Purchaser  will  not  sell  or otherwise transfer the Shares without  registration under the Securities Act, or an exemption  therefrom,  and the Purchaser fully understands and agrees that he must bear the economic risk of his purchase  because,  among other reasons,  the

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 18 of 25 Pages
----------------------                                    ----------------------

Shares have not been registered under the Securities Act or under the securities laws of any  state  and,  therefore,  cannot be  resold,  pledged,  assigned  or otherwise  disposed  of  unless  they  are  subsequently  registered  under  the
Securities  Act and under the  applicable  securities  laws of such  states,  or
unless  exemptions  from  such  registration   requirements  are  available.  In
particular,  the Purchaser is aware that the Shares are "restricted securities,"
as such term is defined in Rule 144 promulgated  under the Securities Act ("Rule
144"),  and  they  may  not be  sold  pursuant  to Rule  144  unless  all of the conditions of Rule 144 are met.

               3.6 LEGEND.  The Purchaser  understands and acknowledges that any stock  certificate  that may  represent  any of the  Shares  shall bear a legend substantially  as follows until (i) such  securities  shall have been registered under the Securities Act and effectively  been disposed of in accordance with an effective registration  statement thereunder;  or (ii) in the opinion of counsel for the Company  such  securities  may be sold  without  registration  under the
Securities Act as well as any applicable "Blue Sky" or state securities laws:

          "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED
          PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY
          STATE SECURITIES LAW, AND SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED
          OR OTHERWISE  DISPOSED OF UNLESS THE SAME ARE REGISTERED AND QUALIFIED
          IN ACCORDANCE WITH THE ACT AND ANY APPLICABLE  STATE  SECURITIES LAWS,
          OR IN THE OPINION OF COUNSEL  REASONABLY  SATISFACTORY  TO THE COMPANY
          SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED."

          4.   GENERAL PROVISIONS.

               4.1 ENTIRE  AGREEMENT.  Except for that certain letter  agreement
between  the  parties  dated  June  6,  2006  and  as  set  forth   herein,   no
representations or warranties have been made to the Purchaser by the Seller, and
in   subscribing   for  the  Shares  the  Purchaser  is  not  relying  upon  any representations other than those specifically  contained herein. Except for that certain letter agreement  between the parties dated June 6, 2006, this Agreement constitutes the entire agreement  between the parties hereto with respect to the subject  matter  contained  herein  and  supersedes  all prior  oral or  written agreements,  if any,  between the parties  hereto with  respect to such  subject matter and, except as otherwise  expressly  provided herein,  is not intended to confer upon any other person any rights or remedies  hereunder.  Any  amendments hereto or  modifications  hereof must be made in writing and executed by each of the parties hereto.

               4.2 WAIVER. Any failure by the Seller or the Purchaser to enforce any rights hereunder shall not be deemed a waiver of such rights.

               4.3  GOVERNING  LAW.  This  Agreement  shall be governed  by, and construed in accordance  with,  the laws of the State of New York without giving effect to conflict of laws principles.

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 19 of 25 Pages
----------------------                                    ----------------------

               4.4 BINDING  EFFECT;  ASSIGNMENT.  This Agreement and the various rights and  obligations  arising  hereunder shall inure to the benefit of and be binding upon the Seller and the Purchaser and their  respective  successors  and assigns.

               4.5 EXPENSES.  All costs and expenses incurred in connection with this  Agreement and the  transactions  contemplated  hereby shall be paid by the party incurring such costs and expenses.

               4.6  HEADINGS.   The  headings  or  captions  contained  in  this
Agreement  are for  reference  purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

               4.7  COUNTERPARTS.  This Agreement may be executed in two or more counterparts,  each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

                           [SIGNATURE PAGE TO FOLLOW]

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 20 of 25 Pages
----------------------                                    ----------------------

          IN WITNESS  WHEREOF,  the parties  have caused  this  Agreement  to be executed as of the day and year first above written.

                                   PURCHASER:

                                   STEEL PARTNERS II, L.P.

                                   By:  STEEL PARTNERS, L.L.C.
                                        its General Partner

                                   By:  /s/ Warren Lichtenstein
                                        ----------------------------------------
                                   Name:    Warren Lichtenstein
                                   Title:   Managing Member

                                   SELLER:

                                   /s/ Charles Larsen
                                   ---------------------------------------------
                                   CHARLES LARSEN

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 21 of 25 Pages
----------------------                                    ----------------------

                            STOCK PURCHASE AGREEMENT

     STOCK  PURCHASE  AGREEMENT,  made and entered into as of June 19, 2006 (the
"Agreement"),  by and  between  Steel  Partners  II,  L.P.,  a Delaware  limited partnership (the "Purchaser"), and Thomas Weldon (the "Seller").

                                   WITNESSETH:

     WHEREAS,  the Seller  desires to sell to the  Purchaser,  and the Purchaser desires to purchase,  all upon the terms and subject to the conditions set forth in this Agreement,  9,846 shares of Common Stock,  par value $.01 per share (the
"Shares"), of NOVT Corporation (the "Company").

     NOW,  THEREFORE,  in  consideration  of the  premises  and  of  the  mutual covenants and  agreements of the parties  herein  contained,  the parties hereby agree as follows:

          1.   Sale of Stock.

               1.1 The Seller hereby sells, and the Purchaser hereby  purchases,
the  Shares.   The  Seller  hereby  agrees  to  execute  and  deliver  any  such certificates, instruments or documents, and to do and perform such other further acts as shall be deemed necessary, in order to effect the transfer of the Shares pursuant to this Agreement.

               1.2 The  aggregate  purchase  price for the Shares is  $22,153.50
(the "Purchase  Price"),  payable by certified  check or by wire transfer to the
Seller's  bank  account  concurrently  with the  execution  and delivery of this
Agreement.

          2.   REPRESENTATIONS   AND  WARRANTIES  OF  THE  SELLER.   The  Seller
represents and warrants to the Purchaser as follows:

               2.1  OWNERSHIP  OF SHARES.  The  Shares  are solely  owned by the
Seller,  validly issued, fully paid and non-assessable and are free and clear of any items and all liens,  encumbrances,  claims,  charges  and  assessments  and
subject  to  no  options,   agreements,   or   restrictions   with   respect  to
transferability.

               2.2  AUTHORIZATION.  The Seller has all  requisite  power,  legal capacity and  authority to enter into this  Agreement  and to assume and perform its  obligations  hereunder.  This Agreement when duly executed and delivered by the Seller will constitute a legal,  valid and binding obligation of the Seller,
enforceable   against  it  in   accordance   with  its  terms,   except  as  the
enforceability  thereof  may be limited by  applicable  bankruptcy,  insolvency, reorganization,  moratorium or other similar laws  affecting  creditors'  rights generally or by the principles governing the availability of equitable remedies.

               2.3  APPROVALS  AND  CONSENTS.  No action,  approval,  consent or authorization,  including, but not limited to, any action, approval,  consent or authorization  by any  governmental or  quasi-governmental  agency,  commission, board,  bureau, or  instrumentality is necessary or required as to the Seller in order  to  constitute  this  Agreement  as  a  valid,  binding  and  enforceable obligation of the Seller in accordance with its terms.

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 22 of 25 Pages
----------------------                                    ----------------------

          3.   REPRESENTATIONS  AND WARRANTIES OF THE  PURCHASER.  The Purchaser
represents and warrants to the Seller as follows:

               3.1  AUTHORIZATION.  The Purchaser has all requisite power, legal capacity and  authority to enter into this  Agreement  and to assume and perform his  obligations  hereunder.  This Agreement when duly executed and delivered by the  Purchaser  will  constitute a legal,  valid and binding  obligation  of the
Purchaser,  enforceable  against him in accordance with its terms, except as the enforceability  thereof  may be limited by  applicable  bankruptcy,  insolvency, reorganization,  moratorium or other similar laws  affecting  creditors'  rights generally or by the principles governing the availability of equitable remedies.

               3.2  APPROVALS  AND  CONSENTS.  No action,  approval,  consent or authorization,  including, but not limited to, any action, approval,  consent or authorization  by any  governmental or  quasi-governmental  agency,  commission, board,  bureau, or  instrumentality is necessary or required as to the Purchaser in order to  constitute  this  Agreement  as a valid,  binding  and  enforceable obligation of the Purchaser in accordance with its terms.

               3.3 INVESTMENT. The Purchaser is acquiring the Shares for his own account as principal,  not as a nominee or agent, for investment  purposes only, and not  with a view  to,  or for,  resale,  distribution  or  fractionalization thereof  in whole  or in part and no other  person  or  entity  has a direct  or indirect  beneficial  interest in the Shares.  The  Purchaser  does not have any contract,  undertaking,  agreement or  arrangement  with any person or entity to sell, transfer or grant  participations to such person or entity or to any third person or entity with respect to any of the Shares.

               3.4 EXEMPTION FROM REGISTRATION.  The Purchaser acknowledges that the  offering and sale of the Shares (the  "Offering")  is intended to be exempt from registration  under the Securities Act of 1933, as amended (the "Securities
Act"), by virtue of Section 4(1) of the Securities Act. In furtherance  thereof, the Purchaser acknowledges that:

               (i) The  Purchaser  realizes that the basis for the exemption may
          not  be  present  if,   notwithstanding  any  representations   and/or
          warranties to the contrary herein contained, the Purchaser has in mind merely acquiring the Shares for a fixed or determinable  period in the future, or for a market rise, or for sale if the market does not rise;

               (ii) The Purchaser has the financial ability to bear the economic risk of his  investment,  has  adequate  means for  providing  for his current needs and personal contingencies and has no need for liquidity with respect to his investment in the Company; and

               (iii)  The  Purchaser  has  such   knowledge  and  experience  in
          financial,  and business  matters as to be capable of  evaluating  the merits and risks of an investment in the Shares.

               3.5  TRANSFER  RESTRICTIONS.  The  Purchaser  will  not  sell  or otherwise transfer the Shares without  registration under the Securities Act, or an exemption  therefrom,  and the Purchaser fully understands and agrees that he

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 23 of 25 Pages
----------------------                                    ----------------------

must bear the economic risk of his purchase  because,  among other reasons,  the
Shares have not been registered under the Securities Act or under the securities laws of any  state  and,  therefore,  cannot be  resold,  pledged,  assigned  or otherwise  disposed  of  unless  they  are  subsequently  registered  under  the
Securities  Act and under the  applicable  securities  laws of such  states,  or
unless  exemptions  from  such  registration   requirements  are  available.  In
particular,  the Purchaser is aware that the Shares are "restricted securities,"
as such term is defined in Rule 144 promulgated  under the Securities Act ("Rule
144"),  and  they  may  not be  sold  pursuant  to Rule  144  unless  all of the conditions of Rule 144 are met.

               3.6 LEGEND.  The Purchaser  understands and acknowledges that any stock  certificate  that may  represent  any of the  Shares  shall bear a legend substantially  as follows until (i) such  securities  shall have been registered under the Securities Act and effectively  been disposed of in accordance with an effective registration  statement thereunder;  or (ii) in the opinion of counsel for the Company  such  securities  may be sold  without  registration  under the
Securities Act as well as any applicable "Blue Sky" or state securities laws:

          "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED
          PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY
          STATE SECURITIES LAW, AND SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED
          OR OTHERWISE  DISPOSED OF UNLESS THE SAME ARE REGISTERED AND QUALIFIED
          IN ACCORDANCE WITH THE ACT AND ANY APPLICABLE  STATE  SECURITIES LAWS,
          OR IN THE OPINION OF COUNSEL  REASONABLY  SATISFACTORY  TO THE COMPANY
          SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED."

          4.   GENERAL PROVISIONS.

               4.1 ENTIRE  AGREEMENT.  Except for that certain letter  agreement
between  the  parties  dated  June  19,  2006  and  as  set  forth  herein,   no
representations or warranties have been made to the Purchaser by the Seller, and
in   subscribing   for  the  Shares  the  Purchaser  is  not  relying  upon  any representations other than those specifically  contained herein. Except for that certain letter agreement between the parties dated June 19, 2006, this Agreement constitutes the entire agreement  between the parties hereto with respect to the subject  matter  contained  herein  and  supersedes  all prior  oral or  written agreements,  if any,  between the parties  hereto with  respect to such  subject matter and, except as otherwise  expressly  provided herein,  is not intended to confer upon any other person any rights or remedies  hereunder.  Any  amendments hereto or  modifications  hereof must be made in writing and executed by each of the parties hereto.

               4.2 WAIVER. Any failure by the Seller or the Purchaser to enforce any rights hereunder shall not be deemed a waiver of such rights.

               4.3  GOVERNING  LAW.  This  Agreement  shall be governed  by, and construed in accordance  with,  the laws of the State of New York without giving effect to conflict of laws principles.

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 24 of 25 Pages
----------------------                                    ----------------------

               4.4 BINDING  EFFECT;  ASSIGNMENT.  This Agreement and the various rights and  obligations  arising  hereunder shall inure to the benefit of and be binding upon the Seller and the Purchaser and their  respective  successors  and assigns.

               4.5 EXPENSES.  All costs and expenses incurred in connection with this  Agreement and the  transactions  contemplated  hereby shall be paid by the party incurring such costs and expenses.

               4.6  HEADINGS.   The  headings  or  captions  contained  in  this
Agreement  are for  reference  purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

               4.7  COUNTERPARTS.  This Agreement may be executed in two or more counterparts,  each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

                           [SIGNATURE PAGE TO FOLLOW]

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 25 of 25 Pages
----------------------                                    ----------------------

     IN WITNESS  WHEREOF,  the parties have caused this Agreement to be executed as of the day and year first above written.

                                   PURCHASER:

                                   STEEL PARTNERS II, L.P.

                                   By:  STEEL PARTNERS, L.L.C.
                                        its General Partner

                                   By:  /s/ Warren Lichtenstein
                                        ----------------------------------------
                                   Name:    Warren Lichtenstein
                                   Title:   Managing Member

                                   SELLER:

                                   /s/ Thomas Weldon
                                   ---------------------------------------------
                                   THOMAS WELDON